

January 10, 2014

Via E-mail
Mr. Paul Eisman
President and Chief Executive Officer
Alon USA Energy, Inc.
12700 Park Central Dr., Suite 1600
Dallas, Texas 75251

> **Re: Alon USA Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2013**
> **File No. 1-32567**

Dear Mr. Eisman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Exhibits

1.   We note that you have listed in your exhibit index agreements that you have not filed as exhibits to your filing or incorporated into your filing by reference. As an example, your exhibit index suggests that you have filed with this report the Supply and Offtake Agreement between Paramount Petroleum Corporation and J. Aron & Company as Exhibit 10.105. However, it does not appear that you have filed such agreement with this filing. Please revise to file all material contracts. If you intend to incorporate by reference previously filed documents, please revise to clarify. Please refer to Exchange Act Rule 12b-32 and Item 10(d) of Regulation S-K.

2.   Please re-file each of your supply and offtake agreements, as amended, with J. Aron and Company to include omitted schedules. Please refer to Item 601(b)(10) of Regulation S-K. Please ensure that you re-file each such exhibit as an amendment to the original filing. See Exchange Act Rule 12b-15.

3.   We note that you have filed as Exhibit 10.106 the amendment, dated as of July 20, 2012, to the Supply and Offtake Agreement, dated May 30, 2012, with J. Aron and Company. Please tell us whether you have filed the Supply and Offtake Agreement dated May 30, 2012. If you have not filed such agreement, please provide your analysis with respect to why you were not required to file it.

4.   We note that you have included the following reference at the bottom of your exhibit index: "† Filed under confidential treatment request." However, it is not clear to which exhibits this reference relates. Please revise to clarify.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Annual Bonuses, 13

5.   We note that you have disclosed in your Summary Compensation Table bonuses granted to your named executive officers in 2012. We also note your disclosure at page 13 that executive officers may be awarded bonuses based on individual performance and contributions. Please disclose how you determined the amount to be paid to each of your named executive officers as a bonus in 2012. See Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.

6.   We note that you have disclosed in your Summary Compensation Table non-equity incentive plan compensation earned by your named executive officers in 2011, and paid in 2012. We also note your disclosure regarding target reliability measures, target free cash flow measures and target safety and environmental objectives for your incentive compensation plan. If material, please disclose such targets, and disclose how actual performance compared to such targets. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

7.   Please disclose how you determined the amount of equity (restricted stock units, restricted stock, and unrestricted stock, as applicable) granted to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Mr. Paul Eisman
Alon USA Energy, Inc.
January 10, 2014
Page 3

2012 Grants of Plan-Based Awards, page 19

8.   Please advise as to why you have not reported non-equity grants made pursuant to your 2005 Incentive Compensation Plan in your 2012 Grants of Plan-Based Awards table. See Item 402(d) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director